Via Facsimile and U.S. Mail
Mail Stop 6010


August 2, 2005



Mr. Kenneth Hamm
Executive Vice President and Chief Financial Officer
First Choice Health Network, Inc.
600 University Street
Suite 1400
Seattle, WA  98101


Re:	First Choice Health Network, Inc.
	Form 10-K for the fiscal year ended December 31, 2004
	File No. 000-23998


Dear Mr. Hamm:

      We have reviewed your filing and have the following comments.
We have limited our review to only your financial statements and related disclosures. In our comments we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.



Form 10-K for year ended December 31, 2004, filed March 24, 2005

Item 6. Selected Financial Data, page 7

1. Please refer to your presentation of "operating revenue, continuing and discontinued operations" and address the following:
* Please explain to us how your presentation of operating revenue meets the requirements of Item 301 of Regulations S-K. For example, tell us how combining revenues from continuing and discontinued operations highlight significant trends in your results of operations for investors.
* It appears that your presentation of operating revenue is a non-GAAP financial measure. Tell us how your disclosure complies with
Item 10(e) of Regulation S-K.

Item 7.  Management`s Discussion and Analysis of Financial
Condition
and Results of Operations, page 7

Critical Accounting Policies and Estimates, page 11

2. Your disclosure in Note 1 to the Consolidated Financial
Statements
list certain material estimates that are particularly susceptible to significant change. Please tell us why only the estimate related to the determination of unpaid claims and claims adjustment expenses is critical and the other estimates are not.

Item 7A.  Quantitative and Qualitative Disclosures About Market
Risk,
page 12

3. It appears that your investment securities are subject to interest rate risk. Tell us why you believe that the disclosures required by
Item 305 of Regulation S-K are not applicable.

Consolidated Statement of Cash Flows, page 19

4. Please provide us with your basis in GAAP and an explanation for why you have presented net discontinued operations for operating, investing, and financing activities in one line item. Also, please provide us with a presentation of your discontinued operations, in disclosure-type format, segregated by operating, investing, and financing activities for each period presented.


Notes to Consolidated Financial Statements

Note 1. Description of Business and Summary of Significant
Accounting
Policies, page 20

Principles of consolidation, page 20

5. Please tell us your basis under GAAP for including certain intercompany accounts in the financial statements for a subsidiary`s business presented as a discontinued operation. Cite authoritative accounting literature to support your financial statement presentation.

Earnings per share, page 22

6. Based on your disclosure that you have two classes of common stock and certain non-shareholders have equivalent dividend rights as Class
B shareholders, please tell us why you did not compute earning per share using the "two-class" method as discussed in paragraph 61 of SFAS 128 and EITF 03-6.

      Please respond to these comments within 10 business days of the date of this letter or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. You should file the letter on EDGAR under the form type label CORRESP.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include all information required under the Securities Exchange
Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

      You may contact Christine Allen, Staff Accountant, at (202)
551-3652 or Don Abbott, Senior Staff Accountant, at (202) 551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

							Sincerely,



							Jim B. Rosenberg

Senior Assistant Chief Accountant
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Mr. Kenneth Hamm
First Choice Health Network, Inc.
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